FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 7 December 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company		2. Name of shareholder having a major interest
EBOOKERS PLC		CENDANT UK ACQUISITION CORPORATION

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in of case of an individual holder if it is a holding of that person’s spouse or children under the age of 18		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each them
AS SET OUT IN PART B OF THE APPENDIX TO THE ATTACHED LETTER
AS SET OUT IN PART A OF THE APPENDIX TO THE ATTACHED LETTER

5. Number of shares/ amount of stock acquired	6. Percentage of issued class	7. Number of shares/ amount of stock disposed:	8. Percentage of issued class:
Interest in 27,036,778 shares	41.39%	—	—

9. Class of security		10. Date of transaction:	11. Date company informed:
14P ORDINARY SHARES		2 December 2004	6 December 2004

12. Total holding following this notification		13. Total percentage holding of issued class following this notification
Interest in 27,036,778 shares		41.39%

14. Any additional information		15. Name of contact and telephone number for queries
SEE ATTACHED LETTER FROM CENDANT ACQUISITION CORPORATION DATED 3 DECEMBER 2004		LEIGH GRANT - 020 7489 2297

16. Name and signature of company official responsible for making this notification
HELEN O’BYRNE COMPANY SECRETARY
Date of this notification: 6/12/2004

ATTACHMENT

Cendant UK Acquisition
Corporation 7 Sylvan Way
Parsippany New Jersey 07054

3 December 2004

The Company Secretary
ebookers plc
5th Floor

Fleetway House
25 Farringdon Street
London
EC4A 4AB

Dear Sir

ebookers plc (the ‘Company’)

This notification relates to issued ordinary shares of 14p each in the capital of the Company (the ‘shares’) and is given in fulfilment of the obligations imposed by ss.198 to 202 of and otherwise by Part VI of the Companies Act 1985 (the ‘Act’).

We hereby notify you that:

1.	as at 2 December 2004, each of the companies whose name and address are set out in Part A of the Appendix to this notification were interested for the purposes of the Act in 27,036,778 shares in aggregate (the ‘Relevant Shares’);

2.	to the extent known at the date of this notification, the identity of the registered holders of the shares to which this notification relates and the number of the shares held by each of them are set out in Part B of the Appendix. As at the date hereof Cendant UK Acquisition Corporation and the other companies listed in Part A of the Appendix are unaware of the identity of the present registered holder of 20,000 Relevant Shares; and

3.	all of the Relevant Shares are shares in which the companies whose name and address and set out in Part A of the Appendix are interested by virtue of section 208(5) of the Act.

Yours faithfully
«signed»
for and on behalf of
Cendant UK Acquisition Corporation

APPENDIX
Part A

Cendant UK Acquisition Corporation
7 Sylvan Way
Parsippany New Jersey 07054

Cendant Travel Distribution Services Group, Inc.
7 Sylvan Way
Parsippany New Jersey 07054

Cendant Finance Holding Corporation
10750 West Charleston
Suite 130
Las Vegas, NV, 89135

Cendant Corporation
9 West 57th Street
37th Floor
New York, NY 10019

Part B

        Identity of the registered holders of the shares to which this notification relates

(1)	(2)
Name of registered holder	Number of shares held

Goldman Sachs Securities (Nominees) Limited	26,985,700
Sudhir Choudhrie	12,729
John Donaldson	2,910
James Capel Nominees Ltd	14,250
David Gill	1,189

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 7 December 2004
Leigh Grant
Deputy Company Secretary ebookers plc